U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                       FORM 3

                INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Glassman    Bradley
    (Last)     (First)     (Middle)

   383 Route 46 West
       (Street)

   Fairfield     NJ      07004
    (City)    (State)    (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)	07/31/2000

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol	         	"BPRX"

   BRADLEY PHARMACEUTICALS, INC.

5. Relationship of Reporting Person to Issuer (Check all applicable)

   _____Director                               ______10 % Owner
   __X__Officer (give title                    ______Other (specify below)
                 below)

                        Vice Pres. - Marketing

6. If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

1. Title of Security (Instr.4)
         (1)   Common Stock (Note 1)
         (2)   Common Stock (Note 1)
         (3)   Common Stock (Note 1)
         (4)   Common Stock (Note 1)
         (5)   Common Stock (Note 2)
         (6)   Class B Common Stock (Note 2)
2. Amount of Securities Beneficially Owned (Instr.4)
         (1)   12,800
         (2)    5,266
         (3)   10,712
         (4)    1,942
         (5)   20,880
         (6)   15,620
3. Ownership Form: Direct (D) or Indirect (I) (Instr.5)
         (1)   (D)
         (2)   (D)
         (3)   (I)
         (4)   (I)
         (5)   (I)
         (6)   (I)
4. Nature of Indirect Beneficial Ownership (Instr.5)
         (1)
         (2)
         (3)   401(k) Plan
         (4)   401(k) Plan Corp Match
         (5)   In Trust Fund
         (6)   In Trust Fund

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.4)
          Options (right to buy)
2. Date Exercisable and Expiration Date (Month/Day/Year)
          (1)   Exercisable - 05/16/97   Expiration - 05/15/06
          (2)   Exercisable - 05/16/98   Expiration - 05/15/06
          (3)   Exercisable - 05/16/99   Expiration - 05/15/06
3. Title and Amount of Underlying Securities
          (1)   Title - Common Stock	    Number of Shares - 3,000
          (2)   Title - Common Stock	    Number of Shares - 3,000
          (3)   Title - Common Stock	    Number of Shares - 3,000
4. Conversion or Exercise Price of Derivative Security
          1.40625
5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.5)
          (D)
6. Nature of Indirect Beneficial Ownership (Instr.5)


Explanation of Responses:
Note 1: Shares previously on Daniel Glassman's Form 4
Note 2: Shares previously on Iris S. Glassman's Form 4


                                     /s/Bradley Glassman       August 9, 2000
                               ------------------------------- --------------
                               **Signature of Reporting Person       Date

**	Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                             	SEC 1474 (3/91)